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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*



                       UNITED SHIPPING & TECHNOLOGY, INC.
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                              (Name of Issuer)

                                  Common Stock
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                       (Title of Class of Securities)

                                   911498103
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                                 (CUSIP Number)

                               September 24, 1999
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 5 Pages
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CUSIP NO. 911498103                   13G           PAGE   2    OF    5    PAGES
          ---------                                      ------     ------

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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Person:

        Bayview Capital Partners LP
        FEIN: 41-1290848
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

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  3     SEC Use Only

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  4     Citizenship or Place of Organization

        Bayview Capital Partners LP is a limited partnership formed under the laws of the State of Delaware.
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    Number of
                           5       Sole Voting Power
      Shares
                                           1,366,220
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                               -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each
                                           1,366,220
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                                -0-
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,366,220
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)

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 11     Percent of Class Represented by Amount in Row (9)

                             11.1%
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 12     Type of Reporting Person (See Instructions)

                             PN
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                            Page   3   of   5   Pages
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Item 1.    (a).    Name of Issuer:
                   The name of the issuer is United Shipping & Technology, Inc.


           (b).    Address of Issuer's Principal Executive Offices:
                   The address of the principal executive offices of the issuer is 9850 51st Avenue North, Suite 110, Plymouth, Minnesota 55442.



Item 2.    (a).    Name of Person Filing:
                   This statement is being filed by Bayview Capital Partners LP, a Delaware limited partnership (the "Reporting Person").

           (b).    Address of Principal Business Office:
                   The principal address of the Reporting Person is 641 East Lake Street, Suite 230, Wayzata, Minnesota 55391.

           (c).    Citizenship:
                   The Reporting Person is formed under the laws of the State of Delaware.

           (d).    Title of Class of Securities:
                   Common Stock

           (e).    CUSIP Number:
                   911498103

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                   Not Applicable.

Item 4.            Ownership:

           As of September 24, 1999, the beneficial ownership of shares of the Reporting Person was as follows:


           (a)     Amount beneficially owned - 1,366,220 shares

           (b)     Percent of Class - 11.1%

           (c) Of the shares beneficially owned by the Reporting Person, it has the power to vote or dispose of the shares as follows:





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                            Page   4   of   5   Pages
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                   (i)      Sole power to vote or to direct the vote - 1,366,220
                            shares

                   (ii) Shared power to vote or to direct the vote - 0 shares

                   (iii) Sole power to dispose or to direct the disposition of - 1,366,220

                   (iv) Shared power to dispose or to direct the disposition of - 0 shares


Item 5.            Ownership of Five Percent or Less of a Class:


                   Not Applicable.


Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:


                   Not Applicable.


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Reported on by the Parent
                   Holding Company:


                   Not Applicable.


Item 8.            Identification and Classification of Members of the Group:


                   Not Applicable.


Item 9.            Notice of Dissolution of Group:


                   Not Applicable.


Item 10.           Certification:


                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


Item 11.           Exhibits:


                   None.





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                            Page   5   of  5    Pages
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                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          BAYVIEW CAPITAL PARTNERS, LP
October 13, 1999
                                          By:     BAYVIEW CAPITAL MANAGEMENT LLC
                                           Its:   General Partner



                                          By: /s/ Cary Musech
                                             ------------------------------
                                             Cary Musech, Managing Director